UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )

K-V Pharmaceutical Company
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

482740206
(CUSIP Number)

Mark Horowitz Glenview Capital Management 767 Fifth Avenue, 44th Floor New York, NY 10153 (212) 812-4700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 482740206	SCHEDULE 13D	Page 2 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Glenview Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 6,661,983
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 6,661,983
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,661,983
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 482740206	SCHEDULE 13D	Page 3 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lawrence M. Robbins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 6,661,983
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 6,661,983
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,661,983
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 482740206	SCHEDULE 13D	Page 4 of 11

Item 1.	Security and Issuer.

This Schedule 13D is being filed by the undersigned, pursuant to §240.13d-1(e), with respect to the Class A Common Stock, par value $0.01 per share (the “Shares”), of K-V Pharmaceutical Company (the “Issuer” or the "Company"), whose principal executive offices are located at 16640 Chesterfield Grove Rd., Suite 200, Chesterfield, MO 63005.

Item 2.	Identity and Background.

(a-c,f) This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i) Glenview Capital Management, LLC (“Glenview Capital Management”);

ii) Lawrence M. Robbins (“Mr. Robbins”).

This Statement relates to the Shares held for the accounts of Glenview Capital Partners, L.P., a Delaware limited partnership (“Glenview Capital Partners”), Glenview Capital Master Fund, Ltd., a Cayman Islands exempted company (“Glenview Capital Master Fund”), Glenview Institutional Partners, L.P., a Delaware limited partnership (“Glenview Institutional Partners”), Glenview Offshore Opportunity Master Fund, Ltd., a Cayman Islands exempted company (“Glenview Offshore Opportunity Master Fund”) and Glenview Capital Opportunity Fund, L.P., a Delaware limited partnership (“Glenview Capital Opportunity Fund”).

Glenview Capital Management serves as investment manager to each of Glenview Capital Partners, Glenview Capital Master Fund, Glenview Institutional Partners, Glenview Offshore Opportunity Master Fund and Glenview Capital Opportunity Fund. Mr. Robbins is the Chief Executive Officer of Glenview Capital Management.

The address of the principal business office of each of Glenview Capital Management and Mr. Robbins is 767 Fifth Avenue, 44th Floor, New York, New York 10153.  Glenview Capital Management is a Delaware limited liability company; Mr. Robbins is a citizen of the United States of America.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source or Amount of Funds or Other Consideration.

Since May 26, 2013 (60 days  prior to the date hereto), all Shares acquired by the Reporting Persons were acquired for the accounts of Glenview Capital Partners, Glenview Capital Master Fund, Glenview Institutional Partners, Glenview Offshore Opportunity Master Fund and Glenview Capital Opportunity Fund.  The source of funds for these acquisitions was the working capital of these accounts.  The total purchase price paid by the Reporting Persons for these acquisitions was approximately $2,951,831.   Neither Mr. Robbins nor Glenview Capital Management directly own any Shares.

The securities held for the accounts of Glenview Capital Partners, Glenview Capital Master Fund, Glenview Institutional Partners, Glenview Offshore Opportunity Master Fund and Glenview Capital Opportunity Fund may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open and carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies.  The positions which may be held in the accounts, including the Shares, may be pledged as collateral security for repayment of debit balances in the respective accounts.

CUSIP No. 482740206	SCHEDULE 13D	Page 5 of 11

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares for investment purposes, and such purchases have been made in the Reporting Persons’ ordinary course of business.  The Reporting Persons expect to review from time to time their investment in the Company and may, depending on the market and other conditions: (i) purchase additional Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the Shares, options or related derivatives now beneficially owned or hereafter acquired by them; and (iii) engage in other proposals as the Reporting Persons may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

In August 2012, the Company and certain of its affiliates filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Proceeding”).

Consistent with their investment intent, the Reporting Persons may engage in communications with relevant parties regarding the Company and/or its affiliates and the Bankruptcy Proceeding, including, but not limited to, shareholders or other investors, creditors, the Company’s management, members of the board of directors, legal and financial advisors and participants in the Bankruptcy Proceeding.  In addition, the Reporting Persons may formulate plans or proposals relating to the Bankruptcy Proceeding.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

(a - d) Each of Glenview Capital Management and Mr. Robbins may be deemed to share voting and dispositive power over 6,661,983 Shares, which equates to approximately 13.6% of the total number of Shares outstanding. (There were 49,007,569 Shares outstanding as of July 19, 2012, based on information in the Issuer’s Proxy Statement/Prospectus on Schedule 14A, filed with the Securities and Exchange Commission on July 26, 2012.) These Shares are held for the following accounts: (A) 246,251 Shares held for the account of Glenview Capital Partners; (B) 2,297,863 Shares held for the account of Glenview Capital Master Fund; (C) 1,206,571 Shares held for the account of Glenview Institutional Partners; (D) 1,750,484 Shares held for the account of Glenview Offshore Opportunity Master Fund; and (E) 1,160,814 Shares held for the account of Glenview Capital Opportunity Fund.

The funds listed in Item 2 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons; the Reporting Persons do not have any such right.  Each of the Reporting Persons and the Funds listed in Item 2 expressly disclaim any group membership.

Except for the transactions listed on Exhibit C hereto, all of which were effected in the open market in routine brokerage transactions, there have been no transactions with respect to the Shares since May 26, 2013 (60 days prior to the date hereof) by any of the Reporting Persons.

(e) Not applicable.

CUSIP No. 482740206	SCHEDULE 13D	Page 6 of 11

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Item 6 is not applicable.

Item 7.	Material to Be Filed as Exhibits.

Exhibit A: Joint Filing Agreement
Exhibit B: Power of Attorney
Exhibit C: Transactions in the Shares

CUSIP No. 482740206	SCHEDULE 13D	Page 7 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 5, 2013

GLENVIEW CAPITAL MANAGEMENT, LLC

By:	/s/ Mark J. Horowitz
Name: Mark J. Horowitz
Title: President of Glenview Capital Management, LLC

LAWRENCE M. ROBBINS

By:	/s/ Mark J. Horowitz
Name: Mark J. Horowitz, attorney-in-fact for Lawrence M. Robbins

CUSIP No. 482740206	SCHEDULE 13D	Page 8 of 11

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Class A Common Stock of K-V Pharmaceutical Company, dated as of August 5, 2013 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

GLENVIEW CAPITAL MANAGEMENT, LLC

By:	/s/ Mark J. Horowitz
Name: Mark J. Horowitz
Title: President of Glenview Capital Management, LLC

LAWRENCE M. ROBBINS

By:	/s/ Mark J. Horowitz
Name: Mark J. Horowitz, attorney-in-fact for Lawrence M. Robbins

August 5, 2013

CUSIP No. 482740206	SCHEDULE 13D	Page 9 of 11

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, Lawrence M. Robbins, hereby make, constitute and appoint Mark J. Horowitz, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chief Executive Officer or in other capacities of Glenview Capital Management, LLC, a Delaware limited liability company, and each of its affiliates or entities advised or controlled by me or Glenview Capital Management, LLC, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including, without limitation, all documents relating to filings with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended, or the Securities and Exchange Act of 1934, as amended (the “Act”), and the rules and regulations promulgated thereunder, including, without limitation: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act, including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k), and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

 IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 10th day of February, 2009.

LAWRENCE M. ROBBINS
By:	/s/ Lawrence M. Robbins
Lawrence M. Robbins

CUSIP No. 482740206	SCHEDULE 13D	Page 10 of 11

EXHIBIT C
TRANSACTIONS IN THE SHARES

A.  Transactions for the account of Glenview Institutional Partners, L.P. in the past 60 days:

Date of Transaction	Nature of Transaction	Number of Shares Purchased	Price per Share
7/24/13	Purchased	139,100	$0.2943
7/24/13	Purchased	32,700	$0.2544
7/25/13	Purchased	416,600	$0.3873
7/26/13	Purchased	201,300	$0.51
7/29/13	Purchased	35,600	$0.5548
7/31/13	Purchased	49,700	$0.4346
8/1/13	Purchased	135,771	$0.5823
8/2/13	Purchased	98,900	$0.5285
8/2/13	Purchased	55,700	$0.545
8/2/13	Purchased	41,200	$0.5899

B.  Transactions for the account of Glenview Capital Partners, L.P. in the past 60 days:

Date of Transaction	Nature of Transaction	Number of Shares Purchased	Price per Share
7/24/13	Purchased	28,500	$0.2943
7/24/13	Purchased	6,700	$0.2544
7/25/13	Purchased	85,200	$0.3873
7/26/13	Purchased	41,200	$0.51
7/29/13	Purchased	7,300	$0.5548
7/31/13	Purchased	10,200	$0.4346
8/1/13	Purchased	27,751	$0.5823
8/2/13	Purchased	19,900	$0.5285
8/2/13	Purchased	11,200	$0.545
8/2/13	Purchased	8,300	$0.5899

CUSIP No. 482740206	SCHEDULE 13D	Page 11 of 11

C.  Transactions for the account of Glenview Capital Master Fund, Ltd. in the past 60 days:

Date of Transaction	Nature of Transaction	Number of Shares Purchased	Price per Share
7/24/13	Purchased	316,300	$0.2943
7/24/13	Purchased	74,564	$0.2544
7/25/13	Purchased	946,860	$0.3873
7/26/13	Purchased	457,659	$0.51
7/29/13	Purchased	80,800	$0.5548
7/31/13	Purchased	113,100	$0.4346
8/1/13	Purchased	308,580	$0.5823

D. Transactions for the account of Glenview Capital Opportunity Fund, L.P.  in the past 60 days:

Date of Transaction	Nature of Transaction	Number of Shares Purchased	Price per Share
7/24/13	Purchased	134,000	$0.2943
7/24/13	Purchased	31,500	$0.2544
7/25/13	Purchased	401,000	$0.3873
7/26/13	Purchased	194,800	$0.51
7/29/13	Purchased	34,400	$0.5548
7/31/13	Purchased	47,900	$0.4346
8/1/13	Purchased	130,914	$0.5823
8/2/13	Purchased	94,100	$0.5285
8/2/13	Purchased	53,000	$0.545
8/2/13	Purchased	39,200	$0.5899

E. Transactions for the account of Glenview Offshore Opportunity Master Fund, Ltd. in the past 60 days:

Date of Transaction	Nature of Transaction	Number of Shares Purchased	Price per Share
7/24/13	Purchased	202,000	$0.2943
7/24/13	Purchased	47,500	$0.2544
7/25/13	Purchased	604,700	$0.3873
7/26/13	Purchased	293,800	$0.51
7/29/13	Purchased	51,900	$0.5548
7/31/13	Purchased	72,100	$0.4346
8/1/13	Purchased	196,984	$0.5823
8/2/13	Purchased	142,100	$0.5285
8/2/13	Purchased	80,100	$0.545
8/2/13	Purchased	59,300	$0.5899